Exhibit 10.1

Pancreatic Cancer Clinical Trial Halted by SciClone Pharmaceuticals

Brisbane, Australia, October 5 2009:  Clinical trials of a new pancreatic cancer drug under development by biotechnology powerhouse SciClone Pharmaceuticals have been halted, following recommendations from an independent Data Monitoring Safety Committee.

Australian company Acuvax Limited holds 43 per cent of Avantogen Oncology Inc, which is in a licensing partnership with SciClone.

Acuvax took a cash gain by selling all assets related to Rest of World rights to this drug in April 2009.

The RP101 drug was in Phase 2 clinical trials, all paid for by SciClone. The Avantogen/Acuvax group had decided on a strategy to share the development risks of the RP101 for treatment, in combination with chemotherapy drug gemcitabine, for pancreatic cancer.

As part of this risk sharing strategy, the group received significant upfront cash and milestone payments.  In February, 2008, SciClone paid approximately A$4 million in upfront fees and milestone payments, and also agreed to pay for the full costs of  initiation and completion  of a phase 2 clinical trial, and also paid to initiate this trial in the USA, Europe and Latin America.

In addition, success-based regulatory and commercial payments up to $22 million, and royalties on future sales were also agreed.  In March, 2009 SciClone announced that it had invested heavily to accelerate enrolment completion ahead of schedule of the RP101 Phase II global clinical trial of 167 patients, and in September 2009 provided guidance that top line results were expected in early to mid 2010.

Acuvax CEO Dr William Ardrey said news of the trial's suspension was disappointing, but remained hopeful the pancreatic trial program may resume.

"We are obviously concerned by this development, but have every confidence that SciClone will carefully evaluate next steps as they have invested heavily in the success of RP101 for pancreatic cancer," Dr Ardrey said.

SciClone is currently evaluating next steps, pending a detailed review and analysis of safety and efficacy once data are unblinded, and will inform Acuvax and its investors in due course. A copy of the Announcement from SciClone is attached.

For More Information Contact

Acuvax CEO Dr William Ardrey: 0400 544 502 or Emma Power Monsoon Communications 0419 149 525.

About Acuvax Ltd:
A publicly listed developer and commercialiser of drugs in the fast growing oncology and vaccine markets, the Company has announced a number of high value commercial licensing revenue partnerships with leading US biotechnology players. The Company has reported strong success on clinical progress and revenue generation, and has collected multimillion dollar upfront payments for its promising proprietary products, with promise of future up front and milestone payments as well as royalty streams. The Dengue program noted above has been financially supported by the Bill & Melinda Gates Foundation/PDVI, and also attracted support of eminent immunologist and Australian of the Year Professor Ian Frazer.
For more information contact www.acuvax.com

Corporate Contacts
Gary Titus	Ana Kapor
Chief Financial Officer	Investors/Media
650.358.3456	650.358.3437
gtitus@sciclone.com	investorrelations@sciclone.com

PHASE 2 TRIAL OF RP101 IN LATE-STAGE PANCREATIC CANCER

DISCONTINUED

FOSTER CITY, CA – October 2, 2009 – SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN) today announced the discontinuation of the investigational treatments under its randomized, placebo-controlled, double-blind Phase 2 trial that is evaluating RP101—a nucleoside analog known as BVdU—for the treatment of late-stage pancreatic cancer. This decision followed the recommendation of the Data Safety Monitoring Committee (DSMC) with oversight responsibility for this clinical trial that was based upon the data reviewed at the most recent DSMC meeting. Further details will be reported when these data have been unblinded and reviewed by SciClone.

SciClone has notified the study investigators and appropriate regulatory authorities of the decision to discontinue the study. The company expects to conduct a detailed safety and efficacy analysis once the data are unblinded and will then evaluate what effect these data will have on any future RP101 development potential. At this time, SciClone anticipates that all remaining significant clinical trial expenses for this phase 2 trial will be incurred during 2009 and that this discontinuation will not adversely impact its previously provided financial guidance.

“We are disappointed with the discontinuation of this study and we will continue to evaluate future opportunities to bring new and effective treatments to these patients,” said Friedhelm Blobel, PhD., President and Chief Executive Officer of SciClone. “We remain committed to our pipeline of promising compounds to treat cancer and infectious diseases including our ongoing phase 2 trials of SCV-07 in oral mucositis and HCV, our phase 3-ready trial of thymalfasin for Stage IV melanoma, and our planned human trial of thymalfasin for influenza H1N1 virus.”

About RP101

RP101, also known as BVdU, is a nucleoside analog which has shown, in several preclinical and clinical studies, the potential to prevent the induction of resistance to chemotherapy by suppressing genes involved in development of that resistance and enhancing sensitivity to chemotherapy

About SciClone

SciClone Pharmaceuticals (NASDAQ: SCLN) is a profit-driven, global biopharmaceutical company with a substantial international business and a product portfolio of novel therapies for cancer and infectious diseases. SciClone is focused on continuing international sales growth, a cost-containing clinical development strategy, and expense management. ZADAXIN (thymalfasin or thymosin alpha 1) is sold in over 30 countries for the treatment of hepatitis B (HBV) and hepatitis C (HCV), certain cancers and as a vaccine adjuvant. SciClone’s pipeline of drug candidates includes thymalfasin, in preclinical studies as an enhancer of novel H1N1 flu vaccines; thymalfasin for stage IV melanoma, for which SciClone has reached agreement with the FDA on the design of a phase 3 trial; RP101; SCV-07 in a phase 2 trial for the delay of onset of severe oral mucositis in patients receiving chemoradiation therapy for the treatment of cancers of the head and neck; and SCV-07 with a ready-to-initiate phase 2 trial for the treatment of HCV. SciClone has exclusive commercialization and distribution rights to DC Bead TM  in China, where the product is under regulatory review. The Company also has commercialization and distribution rights to an anti-nausea drug ondansetron RapidFilm TM  in China and Vietnam, for which it is seeking regulatory approval. For additional information, please visit www.sciclone.com ..

Forward-Looking Statements

This press release contains forward-looking statements regarding development objectives and timing expectations. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “might,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These statements are subject to risks and uncertainties that are difficult to predict and actual outcomes may differ materially.. All forward-looking statements are based on information currently available to SciClone and SciClone assumes no obligation to update any such forward-looking statements.